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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1 for James A. Dal Pozzo, Jerry G. Brassfield and Shann M. Brassfield; Amendment No. 2 for William H. Tilley; Amendment No. 3 for B.J. Chicago, LLC and Golden Resorts, Inc.; and Amendment No. 4 for The Jacmar Companies)1

Chicago Pizza & Brewery, Inc. (Name of Issuer)
Common Stock, no par value per share (Title of Class of Securities)
167889 10 4 (CUSIP Number)
James A. Dal Pozzo BJ Chicago, LLC 2200 W. Valley Blvd. Alhambra, California 91803 (626) 576-0737 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 26, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    ☐

(Continued on the following pages)

Page 1 of 19 Pages

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D

CUSIP No. CUSIP No. 167889 10 4	Page 2 of 19

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BJ Chicago, LLC IRS No.: 95-4837979

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	(7)	SOLE VOTING POWER 6,081,658
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER None
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 6,081,658

	(10)	SHARED DISPOSITIVE POWER None

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,081,658 shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%(1)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
Based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002.

SCHEDULE 13D

CUSIP No. CUSIP No. 167889 10 4	Page 3 of 19

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Golden Resorts, Inc. IRS No.: 94-2200197

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES	(7)	SOLE VOTING POWER None
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 6,081,658(1)
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER None

	(10)	SHARED DISPOSITIVE POWER 6,081,658(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,081,658 shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%(2)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
The reporting person expressly disclaims beneficial ownership with respect to all shares held by BJ Chicago, LLC except to the extent of the reporting person's pecuniary interest therein.

(2)
Based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002.

SCHEDULE 13D

CUSIP No. CUSIP No. 167889 10 4	Page 4 of 19

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Jacmar Companies IRS No.: 95-2808722

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES	(7)	SOLE VOTING POWER 1,190,200
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 6,081,658(1)
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 1,190,200

	(10)	SHARED DISPOSITIVE POWER 6,081,658(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,271,858 shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7%(2)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
The reporting person expressly disclaims beneficial ownership with respect to all shares held by BJ Chicago, LLC except to the extent of the reporting person's pecuniary interest therein.

(2)
Based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002.

SCHEDULE 13D

CUSIP No. CUSIP No. 167889 10 4	Page 5 of 19

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William H. Tilley

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	(7)	SOLE VOTING POWER 805,700
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 7,304,289(1)
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 805,700

	(10)	SHARED DISPOSITIVE POWER 7,304,289(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,109,989 shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.0%(2)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
The reporting person expressly disclaims beneficial ownership with respect to all shares held by BJ Chicago, LLC and The Jacmar Companies except to the extent of the reporting person's pecuniary interest therein.

(2)
Based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002.

SCHEDULE 13D

CUSIP No. CUSIP No. 167889 10 4	Page 6 of 19

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James A. Dal Pozzo

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	(7)	SOLE VOTING POWER 12,500
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 7,303,558(1)
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 12,500

	(10)	SHARED DISPOSITIVE POWER 7,303,558(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,316,058 shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%(2)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
The reporting person expressly disclaims beneficial ownership with respect to all shares held by BJ Chicago, LLC and The Jacmar Companies except to the extent of the reporting person's pecuniary interest therein.

(2)
Based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002.

SCHEDULE 13D

CUSIP No. CUSIP No. 167889 10 4	Page 7 of 19

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jerry G. Brassfield

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	(7)	SOLE VOTING POWER 23,021
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 6,081,658(1)
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 23,021

	(10)	SHARED DISPOSITIVE POWER 6,081,658(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,104,679 shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%(2)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
The reporting person expressly disclaims beneficial ownership with respect to all shares held by BJ Chicago, LLC except to the extent of the reporting person's pecuniary interest therein.

(2)
Based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002.

SCHEDULE 13D

CUSIP No. CUSIP No. 167889 10 4	Page 8 of 19

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Shann M. Brassfield

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	(7)	SOLE VOTING POWER 12,500
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 6,081,658(1)
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 12,500

	(10)	SHARED DISPOSITIVE POWER 6,081,658(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,094,158 shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%(2)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
The reporting person expressly disclaims beneficial ownership with respect to all shares held by BJ Chicago, LLC except to the extent of the reporting person's pecuniary interest therein.

(2)
Based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002.

        This statement relating to Chicago Pizza & Brewery, Inc., a California corporation ("Chicago Pizza"), is being filed as (1) Amendment No. 1 to Schedule 13D to amend the Schedule 13D filed by James A. Dal Pozzo, The Jerry G. Brassfield Revocable Trust and The Shann M. Brassfield Revocable Trust with the Securities and Exchange Commission on February 22, 2002; (2) Amendment No. 2 to Schedule 13D to amend the Schedule 13D filed by William H. Tilley with the Securities and Exchange Commission on May 14, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on February 22, 2002; (3) Amendment No. 3 to Schedule 13D to amend the Schedule 13D filed by B.J. Chicago, LLC and Golden Resorts, Inc. with the Securities and Exchange Commission on January 29, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on May 14, 2001 and Amendment No. 2 thereto filed with the Securities and Exchange Commission on February 22, 2002; and (4) Amendment No. 4 to Schedule 13D to amend the Schedule 13D filed by The Jacmar Companies with the Securities and Exchange Commission on December 21, 2000, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on January 29, 2001, Amendment No. 2 thereto filed with the Securities and Exchange Commission on May 14, 2001 and Amendment No. 3 thereto filed with the Securities and Exchange Commission on February 22, 2002. The Schedule 13D filed by The Jacmar Companies with the Securities and Exchange Commission on December 21, 2000 was filed to amend the Schedule 13G filed by The Jacmar Companies with the Securities and Exchange Commission on August 10, 2000, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on August 30, 2000 and Amendment No. 2 thereto filed with the Securities and Exchange Commission on December 5, 2000.

Item 1. Security and Issuer.

        This statement relates to shares of Chicago Pizza's common stock, no par value per share ("Chicago Pizza Common Stock"). The principal executive offices of Chicago Pizza are located at 26131 Marguerite Parkway, Suite A, Mission Viejo, California 92692.

Item 2. Identity and Background.

        (a)-(c), (f)    BJ Chicago, LLC ("BJ Chicago") is a Delaware limited liability company. BJ Chicago's address is 2200 W. Valley Blvd., Alhambra, California 91803. The principal business of BJ Chicago is purchasing and holding for investment shares of Chicago Pizza Common Stock.

        Golden Resorts, Inc. ("Golden Resorts") is a Nevada corporation. Golden Resorts' address is P.O. Box 1198, Los Gatos, California 95301. The principal business of Golden Resorts is investment and real estate development.

        The Jacmar Companies is a California corporation. The Jacmar Companies' address is 2200 W. Valley Blvd., Alhambra, California 91803. The principal business of The Jacmar Companies is operating a specialty wholesale foodservice distributor serving Central and Southern California, operating various restaurants, performing property management services and making investments.

        William H. Tilley is the CEO and Chairman of the Board of Directors of The Jacmar Companies and beneficially owns 69.3% of The Jacmar Companies' outstanding stock. His business address is 2200 W. Valley Blvd., Alhambra, California 91803.

        James A. Dal Pozzo is a director of Chicago Pizza and is the President of The Jacmar Companies. Mr. Dal Pozzo also beneficially owns 7.0% of The Jacmar Companies' outstanding stock. His business address is 2200 W. Valley Blvd., Alhambra, California 91803.

        Jerry G. Brassfield is a director of Golden Resorts and beneficially owns 44.7% of Golden Resorts' outstanding stock. Mr. J.G. Brassfield is sole trustee of The Jerry G. Brassfield Revocable Trust

("JGBRT"), a trust formed under the laws of the State of California. The business address of Mr. J.G. Brassfield is P.O. Box 1198, Los Gatos, California 95301.

        Shann M. Brassfield is the President of Golden Resorts and beneficially owns 28.9% of Golden Resorts' outstanding stock. Mr. S.M. Brassfield is sole trustee of The Shann M. Brassfield Revocable Trust ("SMBRT"), a trust formed under the laws of the State of California. The business address of Mr. S.M. Brassfield is P.O. Box 1198, Los Gatos, California 95301.

        BJ Chicago, Golden Resorts, The Jacmar Companies and Messrs. W. Tilley, Dal Pozzo, J.G. Brassfield and S.M. Brassfield are referred to herein collectively as the "Filing Parties." The Filing Parties may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 9, to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

        The Jacmar Companies and Golden Resorts are the sole managers of BJ Chicago. The Jacmar Companies, Golden Resorts, Mr. W. Tilley, Mr. Dal Pozzo, JGBRT and SMBRT collectively own 100% of the membership interests of BJ Chicago. As such, Golden Resorts, The Jacmar Companies and Messrs. W. Tilley, Dal Pozzo, J.G. Brassfield and S.M. Brassfield share voting and dispositive power over the shares of Chicago Pizza Common Stock held by BJ Chicago.

        Set forth below is a list of the directors and executive officers of The Jacmar Companies and Golden Resorts, each of whom is a citizen of the United States. Unless otherwise listed, each person's present principal occupation or employment is as an officer or director of The Jacmar Companies or Golden Resorts, as the case may be, and the principal business address of each officer is that of The Jacmar Companies or Golden Resorts, as the case may be.

  Executive Officers and Directors of The Jacmar Companies:

    William H. Tilley, CEO and Chairman of the Board

    James A. Dal Pozzo, President

    Robert R. Hill, Executive Vice President and Director

    Tom Simms, Director
    President and CEO of Mimi's Café
    17852 E. 17th Street, Suite 108
    Tustin, California 92780

    James P. Birdwell, Director
    Principal and Executive V.P. of Reed, Conner & Birdwell, LLC
    11111 Santa Monica Blvd.
    Los Angeles, California 90025

  Executive Officers and Directors of Golden Resorts:

    Shann M. Brassfield, President and Director

    Barbara Walters, Secretary and Treasurer

    Jerry G. Brassfield, Director

    Joseph A. Sperske, Director
    Attorney

    215 Hidden Creek Dr.
    Auburn, California 95603

        (d)-(e) During the last five years, none of the persons named in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The information set forth in Item 5 is incorporated herein by reference.

        The aggregate purchase price for the 3,200,000 shares of Chicago Pizza Common Stock acquired by BJ Chicago on August 10, 2001 was $8,000,000. The source of funds for the purchase of the shares of Chicago Pizza Common Stock acquired by BJ Chicago was from capital contributions made by its members. The members used working capital and their own personal funds to make their capital contributions.

        The aggregate purchase price for the 661,358 shares of Chicago Pizza Common Stock acquired by BJ Chicago from significant shareholders of Chicago Pizza on March 13, 2001 was $1,818,734.50. The source of funds for the purchase of the shares of Chicago Pizza Common Stock acquired by BJ Chicago was from additional capital contributions made by its members. The members used working capital to make their capital contributions.

        The aggregate purchase price for the 2,206,500 shares of Chicago Pizza Common Stock acquired by BJ Chicago on January 18, 2001 was $8,826,000. The source of funds for the purchase of the shares of Chicago Pizza Common Stock acquired by BJ Chicago was from capital contributions made by its members. The members used working capital to make their capital contributions.

        The aggregate purchase price for the 1,190,200 shares of Chicago Pizza Common Stock acquired by The Jacmar Companies was $2,825,174. The source of funds for the purchase of the shares of Chicago Pizza Common Stock acquired by The Jacmar Companies was from working capital.

        The aggregate purchase price for the 800,000 shares of Chicago Pizza Common Stock acquired by Mr. W. Tilley on April 30, 2001 was $2,000,000. Mr. Tilley used his own personal funds to make the purchase.

Item 4. Purpose of Transaction.

        Each of the persons named in Item 2 acquired its shares of Chicago Pizza Common Stock for investment purposes. Upon the completion of BJ Chicago's acquisition of shares on January 18, 2001, Chicago Pizza elected two designees of BJ Chicago to its Board of Directors.

        Each of the persons named in Item 2 intends to monitor and evaluate its direct and indirect investments in Chicago Pizza on a continuing basis. Based upon their evaluation from time to time, it may acquire additional shares of Chicago Pizza Common Stock of Chicago Pizza, dispose of shares of Chicago Pizza Common Stock it beneficially owns, submit one or more proposals for the consideration of management of Chicago Pizza, and/or communicate with other shareholders of Chicago Pizza.

        Except as set forth above, none of the persons named in Item 2 has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The persons named in Item 2, however, may at any time and from time to time, review or reconsider their positions with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.

        (a)-(b) BJ Chicago beneficially owns 6,081,658 shares of Chicago Pizza Common Stock. The shares of Chicago Pizza Common Stock beneficially owned by BJ Chicago represent approximately 31.5% of the issued and outstanding shares of Chicago Pizza Common Stock, based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002. The shares are beneficially owned by BJ Chicago directly, and BJ Chicago has sole voting and dispositive power over such shares.

        The Jacmar Companies and Golden Resorts are the only managers of BJ Chicago. The Jacmar Companies, Golden Resorts, Mr. W. Tilley, Mr. Dal Pozzo, JGBRT and SMBRT collectively own 100% of the membership interests of BJ Chicago, as follows:

Name	Membership Interest
The Jacmar Companies	23.58%
Golden Resorts	8.21%
William H. Tilley	18.09%
James A. Dal Pozzo	1.68%
JGBRT	46.77%
SMBRT	1.68%

        Golden Resorts beneficially owns 6,081,658 shares of Chicago Pizza Common Stock. The shares of Chicago Pizza Common Stock beneficially owned by Golden Resorts represent approximately 31.5% of the issued and outstanding shares of Chicago Pizza Common Stock, based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002. The shares beneficially owned by Golden Resorts are held by BJ Chicago, of which Golden Resorts is a member and co-manager. Golden Resorts has shared voting and dispositive power over such shares.

        The Jacmar Companies beneficially owns 7,271,858 shares of Chicago Pizza Common Stock. The shares of Chicago Pizza Common Stock beneficially owned by The Jacmar Companies represent approximately 37.7% of the issued and outstanding shares of Chicago Pizza Common Stock, based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002. The shares are beneficially owned by The Jacmar Companies as follows, and unless otherwise indicated, The Jacmar Companies has sole voting and dispositive power over such shares:

  (1)
  1,190,200 shares are held by The Jacmar Companies directly; and

  (2)
  6,081,658 shares are held by BJ Chicago, of which The Jacmar Companies is a member and co-manager. The Jacmar Companies has shared voting and dispositive power over such shares.

        Mr. W. Tilley beneficially owns 8,109,989 shares of Chicago Pizza Common Stock. The shares of Chicago Pizza Common Stock beneficially owned by Mr. W. Tilley represent approximately 42.0% of the issued and outstanding shares of Chicago Pizza Common Stock, based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002. The shares are beneficially owned by Mr. W. Tilley as follows, and unless otherwise indicated, Mr. W. Tilley has sole voting and dispositive power over such shares:

  (1)
  801,700 shares are held by Mr. W. Tilley directly;

  (2)
  4,000 shares are held by the Bethany Commercial Center Partnership, of which Mr. W. Tilley is general partner;

  (3)
  6,081,658 shares are held by BJ Chicago, of which Mr. W. Tilley is a member. Mr. W. Tilley has shared voting and dispositive power over such shares;

  (4)
  1,190,200 shares are held by The Jacmar Companies, of which Mr. W. Tilley is Chairman of the Board and CEO. Mr. W. Tilley also beneficially owns 69.3% of The Jacmar Companies' outstanding stock. Mr. W. Tilley has shared voting and dispositive power over such shares;

  (5)
  27,300 shares are held by the William Tilley Family Foundation, of which Mr. W. Tilley is President and a Director. Mr. W. Tilley may be deemed to share voting and dispositive power over such shares;

  (6)
  3,531 shares are held by John Tilley, Mr. W. Tilley's son. Mr. W. Tilley may be deemed to share voting and dispositive power over such shares; and

  (7)
  1,600 shares are held by Nicole Tilley, Mr. W. Tilley's daughter. Mr. W. Tilley may be deemed to share voting and dispositive power over such shares.

        Mr. Dal Pozzo beneficially owns 7,316,058 shares of Chicago Pizza Common Stock. The shares of Chicago Pizza Common Stock beneficially owned by Mr. Dal Pozzo represent approximately 37.9% of the issued and outstanding shares of Chicago Pizza Common Stock, based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002. The shares are beneficially owned by Mr. Dal Pozzo as follows, and unless otherwise indicated, Mr. Dal Pozzo has sole voting and dispositive power over such shares:

  (1)
  6,081,658 shares are held by BJ Chicago, of which Mr. Dal Pozzo is a member. Mr. Dal Pozzo has shared voting and dispositive power over such shares;

  (2)
  1,190,200 shares are held by The Jacmar Companies, of which Mr. Dal Pozzo is President. Mr. Dal Pozzo also beneficially owns 7.0% of The Jacmar Companies' outstanding stock. Mr. Dal Pozzo has shared voting and dispositive power over such shares;

  (3)
  27,300 shares are held by the William Tilley Family Foundation, of which Mr. Dal Pozzo is Secretary and a Director. Mr. Dal Pozzo may be deemed to share voting and dispositive power over such shares;

  (4)
  3,000 shares are held by the John Tilley 1992 Trust, of which Mr. Dal Pozzo is co-trustee. Mr. Dal Pozzo has shared voting and dispositive power over such shares;

  (5)
  1,000 shares are held by the Nicole Tilley 1992 Trust, of which Mr. Dal Pozzo is co-trustee. Mr. Dal Pozzo has shared voting and dispositive power over such shares;

  (6)
  200 shares are held by the John Tilley Trust, of which Mr. Dal Pozzo is co-trustee. Mr. Dal Pozzo has shared voting and dispositive power over such shares;

  (7)
  200 shares are held by the Nicole Tilley Trust, of which Mr. Dal Pozzo is co-trustee. Mr. Dal Pozzo has shared voting and dispositive power over such shares; and

  (8)
  12,500 shares are subject to options that are held by Mr. Dal Pozzo directly and are currently exercisable or will become exercisable within 60 days.

        Mr. J.G. Brassfield beneficially owns 6,104,679 shares of Chicago Pizza Common Stock. The shares of Chicago Pizza Common Stock beneficially owned by Mr. J.G. Brassfield represent approximately 31.6% of the issued and outstanding shares of Chicago Pizza Common Stock, based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002. The shares are beneficially owned by Mr. J.G. Brassfield as follows, and unless otherwise indicated, Mr. J.G. Brassfield has sole voting and dispositive power over such shares:

  (1)
  17,164 shares are held by Mr. J.G. Brassfield directly;

  (2)
  5,857 shares are held by Mr. J.G. Brassfield as custodian for Kendra E. Brassfield, Mr. J.G. Brassfield's daughter; and

  (3)
  6,081,658 shares are held by BJ Chicago, of which JGBRT is a member. Mr. J.G. Brassfield is sole trustee of JGBRT and has shared voting and dispositive power over such shares.

        Mr. S.M. Brassfield beneficially owns 6,094,158 shares of Chicago Pizza Common Stock. The shares of Chicago Pizza Common Stock beneficially owned by Mr. S.M. Brassfield represent approximately 31.5% of the issued and outstanding shares of Chicago Pizza Common Stock, based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002. The shares are beneficially owned by Mr. S.M. Brassfield as follows, and unless otherwise indicated, Mr. S.M. Brassfield has sole voting and dispositive power over such shares:

  (1)
  6,081,658 shares are held by BJ Chicago, of which SMBRT is a member. Mr. S.M. Brassfield is the sole trustee of SMBRT and has shared voting and dispositive power over such shares; and

  (2)
  12,500 shares are subject to options that are held by Mr. S.M. Brassfield directly and are currently exercisable or will become exercisable within 60 days.

        The officers and directors of the William Tilley Family Foundation, a non-profit charitable foundation formed under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, are as follows:

Name	Position
William H. Tilley	President and Director
James A. Dal Pozzo	Secretary and Director
Gregory D. Snyder	Chief Financial Officer and Director

        Mr. Snyder is a senior partner in the accounting firm of Rose, Snyder & Jacobs and his business address is 15821 Ventura Blvd., Suite 490, Encino, California 91436.

        Mr. J. Tilley is a student, and his address is 2200 W. Valley Blvd., Alhambra, California 91803. Ms. N. Tilley is a district sales representative for a subsidiary of The Jacmar Companies, and her business address is 2200 W. Valley Blvd., Alhambra, California 91803.

        Montgomery Fisher is co-trustee of each of the John Tilley 1992 Trust, John Tilley Trust, Nicole Tilley 1992 Trust and Nicole Tilley Trust. Mr. Fisher is retired, and his address is 2126 Cotner Avenue, Los Angeles, California 90025.

        Robert R. Hill beneficially owns 2,146 shares of Chicago Pizza Common Stock. The shares of Chicago Pizza Common Stock beneficially owned by Mr. R. Hill represent less than 0.1% of the issued and outstanding shares of Chicago Pizza Common Stock, based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002. Of the shares beneficially owned by Mr. R. Hill, 2,000 shares are held by Mr. R. Hill directly, over which Mr. R. Hill has sole voting and dispositive power, and 146 shares are held by Timothy Hill, Mr. R. Hill's son. Mr. R. Hill may be deemed to share voting and dispositive power over, and disclaims beneficial ownership with respect to, the shares of Chicago Pizza Common Stock held by Mr. T. Hill. Mr. T. Hill is an employee of a restaurant owned by The Jacmar Companies, and his address is 346 Salta Verde Point, Long Beach, California 90803.

        Tom Simms beneficially owns 20,000 shares of Chicago Pizza Common Stock. The shares of Chicago Pizza Common Stock beneficially owned by Mr. Simms represent approximately 0.1% of the issued and outstanding shares of Chicago Pizza Common Stock, based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002. The shares are beneficially owned by Mr. Simms through a trust of which he is sole trustee, and Mr. Simms has sole voting and dispositive power over such shares.

        James P. Birdwell beneficially owns 10,000 shares of Chicago Pizza Common Stock. The shares of Chicago Pizza Common Stock beneficially owned by Mr. Birdwell represent approximately 0.1% of the issued and outstanding shares of Chicago Pizza Common Stock, based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002. The shares are beneficially owned by Mr. Birdwell directly, and Mr. Birdwell has sole voting and dispositive power over such shares.

        Joseph A. Sperske beneficially owns 19,238 shares of Chicago Pizza Common Stock. The shares of Chicago Pizza Common Stock beneficially owned by Mr. Sperske represent approximately 0.1% of the issued and outstanding shares of Chicago Pizza Common Stock, based on 19,304,715 shares of Chicago Pizza Common Stock outstanding as of November 7, 2002, as reported in Chicago Pizza's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002. The shares are beneficially owned by Mr. Sperske as follows, and Mr. Sperske has sole voting and dispositive power over such shares:

  (1)
  10,704 shares are held by the Melissa Brassfield Revocable Trust, of which Mr. Sperske is sole trustee;

  (2)
  4,981 shares are held by the Robert Anthony Brassfield Revocable Trust, of which Mr. Sperske is sole trustee;

  (3)
  1,000 shares are held by the Chad Joseph Brassfield Trust, of which Mr. Sperske is sole trustee;

  (4)
  1,000 shares are held by the Jared Stanley Brassfield Trust, of which Mr. Sperske is sole trustee; and

  (5)
  1,553 shares are held by Mr. Sperske as custodian for Shann D. Brassfield.

        Each of Golden Resorts, The Jacmar Companies and Messrs. W. Tilley, Dal Pozzo, J.G. Brassfield and S.M. Brassfield disclaims beneficial ownership with respect to the 6,081,658 shares of Chicago Pizza Common Stock held by BJ Chicago except to the extent of the their pecuniary interest therein. Each of Messrs. W. Tilley and Dal Pozzo disclaims beneficial ownership with respect to the 1,190,200 shares of Chicago Pizza Common Stock held by The Jacmar Companies except to the extent of their pecuniary interest therein. Each of Messrs. W. Tilley and Dal Pozzo also disclaims beneficial ownership with respect to the 27,300 shares of Chicago Pizza Common Stock held by the William Tilley Family Foundation. Mr. W. Tilley disclaims beneficial ownership with respect to the 3,351 shares of Chicago Pizza Common Stock held by Mr. J. Tilley and the 1,600 shares of Chicago Pizza Common Stock held by Ms. N. Tilley.

        To the knowledge of the Filing Parties, during the last five years, none of Messrs. Snyder, J. Tilley, Fisher or T. Hill or Ms. N. Tilley has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (c) On December 5, 2002, Mr. Simms, through a trust of which he is sole trustee, purchased 10,000 shares of Chicago Pizza Common Stock for cash on the open market at a purchase price of $7.0346 per share. The shares were purchased by Mr. Simms using personal funds held by the trust for an aggregate consideration of $70,346.

        On December 6, 2002, BJ Chicago purchased 13,800 shares of Chicago Pizza Common Stock for cash in a private transaction at a purchase price of $7.00 per share. The shares were purchased by BJ Chicago using funds from capital contributions made by its members for an aggregate consideration of $96,600. The members used working capital and their own personal funds to make their capital contributions.

        On December 6, 2002, the William Tilley Family Foundation purchased 9,200 shares of Chicago Pizza Common Stock for cash in a private transaction at a purchase price of $7.00 per share. The shares were purchased by the William Tilley Family Foundation using working capital for an aggregate consideration of $64,400.

        (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Jacmar Companies and Golden Resorts are parties to the Limited Liability Company Operating Agreement of BJ Chicago, as amended (the "Operating Agreement"). Under the Operating Agreement, a unanimous vote of the managers of BJ Chicago is required for voting the shares of Chicago Pizza Common Stock held by BJ Chicago. The Jacmar Companies and Golden Resorts are the only managers of BJ Chicago. Similarly, under the Operating Agreement, a unanimous vote of the members of BJ Chicago is required for disposing of the shares of Chicago Pizza Common Stock held by BJ Chicago or for acquiring additional shares of Chicago Pizza Common Stock. The Jacmar Companies, Golden Resorts, Mr. W. Tilley, Mr. Dal Pozzo, JGBRT and SMBRT are the only members of BJ Chicago.

        On October 24, 2002, Golden Resorts entered into a $1,500,000 loan with Cupertino National Bank & Trust evidenced by a promissory note and related Commercial Pledge and Security Agreement with Cupertino National Bank & Trust, pursuant to which Golden Resorts pledged its allocable interest in the shares of Chicago Pizza Common Stock held by BJ Chicago. To effectuate this pledge, BJ Chicago entered into a letter agreement with Greater Bay Bank and a Collateral Account Control Agreement with Cupertino National Bank & Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), pursuant to which Cupertino National Bank & Trust was granted a security interest in 499,003 shares of Chicago Pizza Common Stock to be held by Merrill Lynch in a pledged collateral account.

        Except as set forth above, to the knowledge of the Filing Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons named in Item 2 or between any of the persons named in Item 2 and any other person with respect to any securities of Chicago Pizza, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

  1.
  Limited Liability Operating Agreement of BJ Chicago dated as of December 20, 2000.*

  2.
  First Amendment to Limited Liability Operating Agreement of BJ Chicago dated as of July 31, 2001.**

  3.
  Second Amendment to Limited Liability Operating Agreement of BJ Chicago dated as of December 5, 2002.**

  4.
  Third Amendment to Limited Liability Operating Agreement of BJ Chicago dated as of December 6, 2002.**

  5.
  Promissory Note dated October 24, 2002 by Golden Resorts in favor of Cupertino National Bank & Trust for $1,500,000 in principal amount.**

  6.
  Commercial Pledge and Security Agreement dated October 24, 2002 between Golden Resorts and Cupertino National Bank & Trust.**

  7.
  Letter dated November 1, 2002 from BJ Chicago to Greater Bay Bank regarding the pledge of Chicago Pizza Common Stock by Golden Resorts.**

  8.
  Collateral Account Control Agreement dated November 26, 2002 among BJ Chicago, Cupertino National Bank & Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated.**

  9.
  Joint Filing Agreement.**

  *
  Incorporated by reference to the Schedule 13D filed by B.J. Chicago and Golden Resorts with the Securities and Exchange Commission on January 29, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on May 14, 2001 and Amendment No. 2 thereto filed with the Securities and Exchange Commission on February 22, 2002.

  **
  Filed herewith.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2002

BJ CHICAGO, LLC
By: The Jacmar Companies Its: Manager
By:	/s/ JAMES A. DAL POZZO
Name: James A. Dal Pozzo Its: President
By: Golden Resorts, Inc. Its: Manager
By:	/s/ SHANN M. BRASSFIELD
Name: Shann M. Brassfield Its: President
GOLDEN RESORTS, INC.

By:	/s/ SHANN M. BRASSFIELD
Name: Shann M. Brassfield Its: President
THE JACMAR COMPANIES

By:	/s/ JAMES A. DAL POZZO
Name: James A. Dal Pozzo Its: President
WILLIAM H. TILLEY

By:	/s/ WILLIAM H. TILLEY
Name: William H. Tilley
JAMES A. DAL POZZO

By:	/s/ JAMES A. DAL POZZO
Name: James A. Dal Pozzo

JERRY G. BRASSFIELD

By:	/s/ JERRY G. BRASSFIELD
Name: Jerry G. Brassfield
SHANN M. BRASSFIELD

By:	/s/ SHANN M. BRASSFIELD
Name: Shann M. Brassfield

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SCHEDULE 13D
SCHEDULE 13D
SCHEDULE 13D
SCHEDULE 13D
SCHEDULE 13D
SCHEDULE 13D
SCHEDULE 13D
  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE